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Exhibit 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
June 30, 2004

        The following financial ratios have been calculated on a consolidated basis for the respective 12 month period ended June 30, 2004 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles. The following ratios have been prepared based on net income:

June 30, 2004
Earnings coverage on long-term debt(1)	2.96 times
Earnings coverage on long-term debt and First Preferred Shares(1)	2.85 times

(1)
The above ratios have been calculated without including the annual carrying charges relating to the equity component of TransCanada's outstanding preferred securities. If the equity component of the preferred securities were classified as debt, the entire carrying charges of the preferred securities would be included in interest expense and dividends. If these annual carrying charges had been included in the calculations, the earnings coverage on long-term debt would have been 2.80 times for the 12 month period ended June 30, 2004 and the earnings coverage on long-term debt and First Preferred Shares would have been 2.70 times for the 12 month period ended June 30, 2004.

        The following ratios have been prepared based on net income from continuing operations:

June 30, 2004
Earnings coverage on long-term debt(2)	2.87 times
Earnings coverage on long-term debt and First Preferred Shares(2)	2.76 times

(2)
The above ratios have been calculated without including the annual carrying charges relating to the equity component of TransCanada's outstanding preferred securities. If the equity component of the preferred securities were classified as debt, the entire carrying charges of the preferred securities would be included in interest expense and dividends. If these annual carrying charges had been included in the calculations, the earnings coverage on long-term debt would have been 2.71 times for the 12 month period ended June 30, 2004 and the earnings coverage on long-term debt and First Preferred Shares would have been 2.61 times for the 12 month period ended June 30, 2004.

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  Exhibit 99.1